Exhibit 12

	2001	2002	2003	2004	2005	3/31/05	3/31/06
Computation of Earnings:

Income/(loss) from continuing operations before income taxes and cumulative effect of a change in accounting	($495)	($207)	$53	$104	($314)	$(19)	$28

Adjustments to income:

Add: Distributed income from less than 50% owned companies	2	5	9	11	9	1	1

Add: Fixed charges as presented below	469	355	398	380	379	99	71

Subtract: Interest capitalized	(1)		(1)	0	(1)	0	0

Add: Amortization of interest previously capitalized	1		1	1		0	0

Earnings	($24)	$153	$460	$496	$73	$81	$100

Computation of Fixed Charges:

Interest incurred	$455	$342	$356	$338	$344	$90	$65

Amortization of debt-related costs	2	2	23	23	17	4	2

Portion of rental expense representative of interest (1)	11	11	18	19	17	5	4

Interest capitalized	1		1		1	0	0

Total fixed charges	$469	$355	$398	$380	$379	$99	$71

Ratio of earnings to fixed charges (2)	*	*	1.2	1.3	*	*	1.4

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.

(2)	Earnings did not cover fixed charges by $493 in 2001, $202 in 2002, $306 in 2005 and $18 for the three months ended March 31, 2005.